SIPP International Industries, Inc.	50 West Liberty Street Suite 880 Reno, NV 89501

November 9, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Eiko Yaoita Pyles

Ernest Greene

Thomas Jones

Geoff Kruczek

Re:	SIPP International Industries, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed October 25, 2023

File No. 333-271830

Dear Sir or Madam:

SIPP International Industries, Inc. (the “Company”) is filing this letter in response to your recent review letter addressed to Min Jiang, Chief Executive Officer of the Company, dated November 9, 2023 (the “SEC Letter”). This response letter addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 5 to Registration Statement on Form S-1 filed October 25, 2023

General

1. Please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.

We hereby confirm to you in writing that we will promptly notify you of any changes to our disclosure regarding or requested by the CSRC

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Min Jiang
Min Jiang